Exhibit 1

Fund	I.R.S. Employer Identification No.
Innovator Emerging Markets Power Buffer ETF™– January	84-3294812
Innovator International Developed Power Buffer ETF™– January	84-3285346
Innovator Emerging Markets Power Buffer ETF™– April	84-4714263
Innovator International Developed Power Buffer ETF™– April	84-4434349
Innovator Emerging Markets Power Buffer ETF™– July	84-1836895
Innovator International Developed Power Buffer ETF™– July	84-1780671